INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "*Agreement*") is made as of the 15th day of March, 2016, by and among Combat Flip Flops, LLC, a Delaware limited liability company (the "*Company*"), each of the investors listed on <u>Schedule A</u> hereto, each of which is referred to in this Agreement as an "*Investor*," each of the Persons listed on <u>Schedule B</u> hereto, each of whom is referred to herein as a "*Founder*," and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with <u>Section 10.9</u> hereof.

RECITALS

WHEREAS, the Company and the Investors are parties to that certain Convertible Note Purchase Agreement, of even date herewith (the "*Purchase Agreement*"), providing for the sale by the Company, and the purchase by the Investors, of a convertible promissory note in the principal amount set forth opposite such Purchaser's name on Exhibit A to the Purchase Agreement, in substantially the form attached to the Purchase Agreement as Exhibit G (the "*Note*"), which is initially convertible into Series Seed Preferred Units of the Company (such Series Seed Preferred Units together with any other securities subsequently exchanged for the membership interests, collectively, the "*Shares*"). The Note and the Shares issuable upon conversion thereof are collectively referred to herein as the "*Securities*"; and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties hereby agree as follows:

1.   <u>Definitions</u>. For purposes of this Agreement:

1.1   "*Affiliate*" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2   A "*Deemed Liquidation Event*" shall mean each of the following events:

(a)   a merger or consolidation in which

(i)   the Company is a constituent party or

(ii)   a subsidiary of the Company is a constituent party and the Company issues equity interests pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the equity of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

1.3   *"Major Investor"* means any Investor that, individually or together with such Investor's Affiliates, holds a Note with a maximum principal amount greater than $75,000, or the equivalent number of Shares into which such Note is convertible (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.4   *"Person"* means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.5   *"Proposed Founder Transfer"* means any direct or indirect assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Equity (or any interest therein) proposed by any of the Founders.

1.6   *"Proposed Transfer Notice"* means written notice from a Founder setting forth the terms and conditions of a Proposed Founder Transfer.

1.7   *"Prospective Transferee"* means any person to whom a Founder proposes to make a Proposed Founder Transfer.

1.8   *"Right of First Refusal"* means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Equity with respect to a Proposed Founder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.9   *"Secondary Notice"* means written notice from the Company notifying the Investors and the selling Founder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Equity with respect to any Proposed Founder Transfer.

1.10   "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total equity then held by all Investors) of any Transfer Equity not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.11   "**Transfer Equity**" means equity owned directly or indirectly by a Founder, or issued to a Founder after the date hereof (including, without limitation, in connection with any equity split, dividend, recapitalization, reorganization, or the like).

1.12   Any capitalized term not defined herein shall have the meaning given to such term in the Purchase Agreement.

2.   <u>Information, Observer Rights and Additional Rights.</u>

2.1   The Company shall deliver to each Major Investor:

(a)   as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of members' equity as of the end of such year, which year-end financial reports shall be in reasonable detail and shall be prepared in accordance with consistently applied accounting principles.

(b)   as soon as practicable but in any event within thirty (30) days of the end of each month, (i) an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of equity as of the end of such month, prepared in accordance with consistently applied accounting principles, (ii) a copy of the check register and most recent bank statement for each of the Company's accounts, and (iii) a copy of the updated Exhibit H to the Purchase Agreement along with the appropriate documentation substantiating the expenses incurred. Should the Company fail to provide an appropriate set of periodic reports, Major Investors shall be permitted to require the Company to make reasonable accommodations such as the following: requiring the Company to provide Major Investors with "read-only" access to bank accounts, requiring the Company to provide Major Investors with remote, "read-only" access to the Company's accounting software or requiring the Company to retain the services of a reputable accountant which would then provide appropriate periodic reports directly to the Major Investors.

(c)   as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

(d)   as soon as practicable after the end of each week a short narrative describing the activities and recent events related to the Company via electronic mail or similar informal communication.

(e)   such other information relating to the financial condition, business, prospects or corporate affairs of the Company as such Major Investor may, from time to time, reasonably request; <u>provided, however</u>, that the Company shall not be obligated pursuant to this

<u>Section 2.1</u> to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

2.2 <u>Inspection</u>. The Company shall permit each Major Investor and such Persons as they may designate, at such Major Investor's expense, to visit and inspect the Company's properties, examine its books of account and records, discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor, and consult with and advise the management of the Company as to the Company's affairs, finances and accounts, all at reasonable times and upon reasonable notice; <u>provided, however</u>, that the Company shall not be obligated pursuant to this <u>Section 2.2</u> to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

2.3 <u>Observer Rights</u>. As long as an Investor owns Notes convertible into or Shares representing not less than five percent (5%) of the membership interests of the Company then issued and outstanding, the Company shall invite a representative of such Investor to attend all meetings of its Board of Directors (as defined in the LLC Agreement of the Company) in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; <u>provided, however</u>, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and <u>provided further</u>, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a competitor of the Company.

2.4 <u>Additional Rights</u>. In the event that the Company issues securities in its next equity financing after the date hereof (the "*Series A Financing*") which (a) have rights, preferences or privileges that are more favorable than the terms of the Shares, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms, the Company shall provide substantially equivalent rights to the Investors with respect to the Shares (with appropriate adjustment for economic terms or other contractual rights), subject to such Investor's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Series A Financing (such documents referred to herein as the "*Next Financing Documents*"). Major Investors shall be designated "Major Investors" for all purposes in the Next Financing Documents to the extent such concept exists.

3. <u>Rights to Future Issuances</u>. The Company hereby grants to the Major Investors the right to purchase up to such Major Investor's Pro Rata Share (as defined below) of any New Securities (as defined below), which the Company may, from time to time, propose to sell or

issue, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. If a Major Investor exercises such right, such Major Investor shall purchase the securities on the same terms and at the same price at which the Company proposes to sell or issue the securities. A Major Investor's *"Pro Rata Share"* for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Units issued or issuable upon conversion of the Shares or Note owned by such Major Investor, to (b) a number of shares of Common Units of the Company equal to the sum of (1) the total number of shares of Common Units of the Company then outstanding plus (2) the total number of shares of Common Units of the Company into which all then outstanding Shares (assuming conversion of the Note) of the Company are then convertible plus (3) the number of shares of Common Units of the Company reserved for issuance under any equity purchase and equity option plans of the Company and outstanding warrants. This Section 3 is not applicable to any issuance contemplated by the Purchase Agreement. *"New Securities"* shall mean any equity of the Company, whether now authorized or not, and rights, options or warrants to purchase such equity, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such equity; provided, however, that the term "New Securities" does not include: (a) equity issued or issuable upon conversion of the outstanding Note or subsequent Shares issued in exchange for the Note; (b) equity issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) equity issued in connection with any equity split or equity dividend or recapitalization; (d) equity (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, equity purchase or option plans, equity bonuses or awards, warrants, contracts or other arrangements that are approved by the Board of Directors; and (e) equity issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

4.   Additional Covenants.

4.1   Matters Requiring Investor Approval. The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the LLC Agreement) the prior written consent of those Investors holding a majority of the Securities (calculated on an as-converted basis), and any such act or transaction entered into without such consent shall be null and void *ab initio*, and of no force or effect. Upon the written election of the majority of the Investors (calculated on an as-converted basis), the Founders, Investors and the Company shall cause the LLC Agreement of the Company to be amended to provide for the following rights in favor of the Investors.

(a)   amend, alter or repeal any provision of the LLC Agreement of the Company;

(b)   increase or decrease the number of any class or series of equity;

5

(c)   authorize or create (by reclassification or otherwise) any new class or series of equity having rights, powers, or privileges set forth in the LLC Agreement, as then in effect, that are senior to or on a parity with the Shares;

(d)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any equity of the Company other than (i) redemptions of or dividends or distributions on the Shares as expressly authorized herein, (ii) dividends or other distributions payable on the common equity solely in the form of additional equity, (iii) repurchases of equity from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof and (iv) repurchases of equity pursuant to the Company's exercise of any contractual right of first refusal in existence on the date hereof;

(e)   liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(f)   create, or authorize the creation of, or issue, or authorize the issuance of, any indebtedness or debt security, or permit any subsidiary to take any such action with respect to any debt security, other than trade credit incurred in the ordinary course of business;

(g)   create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any equity of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(h)   make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee incentive or option plan approved prior to the date hereof or pursuant to the terms of this agreement;

(i)   guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(j)   otherwise enter into or be a party to any transaction with any Founder, director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, except for transactions contemplated by this Agreement and the Purchase Agreement;

(k)   hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(l)   sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(m)   create an incentive compensation plan that would issue equity or options or grants or obligate the Company to pay amounts to any officer or employee.

4.2   Expenses of Counsel. In the event of a transaction which is a Change of Control (as defined in the LLC Agreement), the reasonable fees and disbursements, not to exceed $15,000, of one counsel for the Investors ("*Investor Counsel*"), in their capacities as equity holders, shall be borne and paid by the Company. At the outset of considering a transaction which, if consummated would constitute a Change of Control, the Company shall obtain the ability to share with the Investor Counsel (and such counsel's clients) and shall share the confidential information (including without limitation the initial and all subsequent drafts of memoranda of understanding, letters of intent and other transaction documents and related noncompete, employment, consulting and other compensation agreements and plans) pertaining to and memorializing any of the transactions which, individually or when aggregated with others would constitute the Change of Control. The Company shall be obligated to share (and cause the Company's counsel and investment bankers to share) such materials when distributed to the Company's executives and/or any one or more of the other parties to such transaction(s). In the event that Investor Counsel deems it appropriate, in its reasonable discretion, to enter into a joint defense agreement or other arrangement to enhance the ability of the parties to protect their communications and other reviewed materials under the attorney client privilege, the Company shall, and shall direct its counsel to, execute and deliver to Investor Counsel and its clients such an agreement in form and substance reasonably acceptable to Investor Counsel. In the event that one or more of the other party or parties to such transactions require the clients of Investor Counsel to enter into a confidentiality agreement and/or joint defense agreement in order to receive such information, then the Company shall share whatever information can be shared without entry into such agreement and shall, at the same time, in good faith work expeditiously to enable Investor Counsel and its clients to negotiate and enter into the appropriate agreement(s) without undue burden to the clients of Investor Counsel.

4.3   Indemnification Matters. The Company hereby acknowledges that one (1) or more of the directors nominated to serve on the Board of Directors by the Investors (each a "*Fund Director*") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "*Fund Indemnitors*"). The Company hereby agrees (a) that it is the indemnitor of first resort (i.e., its obligations to any such Fund Director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Fund Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Fund Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Fund Director to the extent legally permitted and as required by the Company's governing documents (or any agreement between the Company and such Fund Director), without regard to any rights such Fund Director may have against the Fund Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any such Fund Director with respect to any claim for which such Fund Director has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Fund Director against the Company.

5.   Right of First Refusal.

    5.1   Grant.   Subject to the terms of Section 7 below, each Founder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Equity that such Founder may propose to transfer in a Proposed Founder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

    5.2   Notice.   Each Founder proposing to make a Proposed Founder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Founder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Founder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Founder Transfer. To exercise its Right of First Refusal under this Section 5, the Company must deliver written notice to the selling Founder notifying the selling Founder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Equity with respect to any Proposed Founder Transfer within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Founder with the Company that contains a preexisting right of first refusal, the Company and the Founder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 5.1 and this Section 5.2.

    5.3   Grant of Secondary Refusal Right to Investors.   Subject to the terms of Section 7 below, each Founder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Equity not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 5.3. If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Equity subject to a Proposed Founder Transfer, the Company must deliver a Secondary Notice to the selling Founder and to each Investor to that effect no later than fifteen (15) days after the selling Founder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver written notice to the selling Founder and the Company notifying the Company and the selling Founder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Equity with respect to any Proposed Founder Transfer within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

    5.4   Undersubscription of Transfer Equity.   If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Equity by the end of the ten (10) day period specified in the last sentence of Section 5.3 (the "*Investor Notice Period*"), then the Company shall, immediately after the expiration of the

Investor Notice Period, send written notice (the "*Company Undersubscription Notice*") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "*Exercising Investors*"). Each Exercising Investor shall, subject to the provisions of this Section 5.4, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Equity on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver a notice to the selling Founder and the Company notifying the Company and the selling Founder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Equity not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right within ten (10) days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 5.4 shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Equity such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Equity that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Founder of that fact.

        5.5   Consideration; Closing. If the consideration proposed to be paid for the Transfer Equity is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors (as defined in the LLC Agreement) and as set forth in the Secondary Notice or Company Undersubscription Notice. If the Company or any Investor cannot for any reason pay for the Transfer Equity in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Secondary Notice or Company Undersubscription Notice. The closing of the purchase of Transfer Equity by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Founder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Founder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

        6.   Right of Co-Sale.

        6.1   Exercise of Right. If any Transfer Equity subject to a Proposed Founder Transfer is not purchased pursuant to Section 5 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Founder Transfer as set forth in Section 6.2 below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided that if an Investor wishes to sell Shares (upon conversion of the Note), the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Shares into Common Units). Each Investor who desires to exercise its Right of Co-Sale (each a "*Participating Investor*") must give the selling Founder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

6.2 Shares Includable. Each Participating Investor may include in the Proposed Founder Transfer all or any part of such Participating Investor's equity equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Equity subject to the Proposed Founder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of equity (on an as-converted basis) owned by such Participating Investor immediately before consummation of the Proposed Founder Transfer and the denominator of which is the total number of shares of equity owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Founder Transfer, plus the number of shares of Transfer Equity held by the selling Founder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Equity that the selling Founder may sell in the Proposed Founder Transfer shall be correspondingly reduced.

6.3 Purchase Agreement. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 6 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 6 and to make any such deliveries or take such other reasonable actions as may be contemplated by such purchase and sale agreement. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Investor exercising its Right of Co-Sale hereunder, no Founder may sell any Transfer Equity to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Founder purchases all securities subject to the Right of Co-Sale from such Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

7. Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 5 and 6 shall not apply: (a) to a repurchase of Transfer Equity from a Founder by the Company at a price no greater than that originally paid by such Founder for such Transfer Equity and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (b) to a pledge of Transfer Equity that creates a mere security interest in the pledged Transfer Equity, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Founder making such pledge, or (c) in the case of a Founder that is a natural person, upon a transfer of Transfer Equity by such Founder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Founder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by unanimous consent of the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Founder or any such family members; provided that in the case of clause(s) (a), (b), or (c), the

Founder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Equity shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Founder (but only with respect to the securities so transferred to the transferee), including the obligations of a Founder with respect to Proposed Founder Transfers of such Transfer Equity pursuant to Section 5; and provided, further, in the case of any transfer pursuant to clause (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

8. Lock-Up. Notwithstanding anything herein to the contrary, and except for transfers pursuant to Section 7 or in connection with a merger, consolidation, sale of 80% or more of the outstanding equity of the Company or any similar event, the Founders hereby severally agree not to, directly or indirectly, sell, contract to sell, make any short sale of, loan, grant any option for the purchase of, mortgage, hypothecate or otherwise transfer or dispose of any of the securities of the Company or any interest therein now beneficially owned or hereafter acquired by the Founders until the second (2nd) anniversary of the date of this Agreement without the prior written consent of the holders of at least a majority of the then-outstanding Securities (calculated on an as-converted basis), which consent may be withheld in their sole discretion.

9. Right to Appoint Board Member. Investors shall have the right to appoint the greater of (i) one director to the Board of Directors (as defined in the LLC Agreement) of the Company or (ii) that number of directors to the Board of Directors that represents the proportion of Investors' ownership of the Company (or right to ownership of the Company upon conversion of the Note) and provided, for sake of clarity, other than the ability to collectively appoint a single director, Investors are not able to appoint a greater proportion of directors than their proportionate ownership of the Company (or right to ownership of the Company upon conversion of the Note). TA Group Holdings, LLC, a Washington limited liability ("*TA Group*") company shall have the right to appoint one director to the Board of Directors of the Company. Founders agree to vote their interests in favor of any directors designated by Investors pursuant to this section.

10. Miscellaneous.

10.1 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties and their successors and assigns. None of the Company, the Founders or the Investors shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, the Investors may assign their rights hereunder to any person that purchases the Shares in a private transaction from such Investor or to any of such Investor's Affiliates, without the consent of the Company.

10.2 Governing Law; Venue. **ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN**

ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER THIS SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DALLAS, TEXAS, AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION BASED UPON *FORUM NON CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE. FURTHER, NOTHING HEREIN CONTAINED SHALL BAR AN INVESTOR'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS. EXCEPT TO THE EXTENT AN INVESTOR SEEKS INJUNCTIVE OR OTHER EQUITABLE RELIEF TO ENFORCE PROVISIONS OF THIS AGREEMENT; ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF (A "*DISPUTE*"), SHALL BE RESOLVED BY ARBITRATION ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS COMMERCIAL ARBITRATION RULES (THE "*RULES*"). THE ARBITRATION SHALL BE COMMENCED BY WRITTEN REQUEST OF ANY PARTY, MADE IN ACCORDANCE WITH THE NOTICE PROVISIONS OF THIS AGREEMENT, AND SHALL BE CONDUCTED BY A SINGLE ARBITRATOR APPOINTED IN ACCORDANCE WITH THE RULES IN THE ENGLISH LANGUAGE IN DALLAS, TEXAS, IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT. THE AWARD OF THE ARBITRATOR MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION. THE PARTIES AGREE THAT IT IS ESSENTIAL THAT ANY DISPUTE BE RESOLVED AS RAPIDLY AS POSSIBLE. TO THAT END, THE ARBITRATOR, BY ACCEPTING APPOINTMENT, UNDERTAKES TO EXERT HIS OR HER BEST EFFORTS TO CONDUCT THE PROCESS SO AS TO ISSUE AN AWARD WITHIN THREE MONTHS OF THE APPOINTMENT OF THE ARBITRATOR, BUT FAILURE TO MEET THAT TIMETABLE SHALL NOT AFFECT THE VALIDITY OF THE AWARD. UNLESS THE PARTIES AGREE OTHERWISE AT THE TIME OF THE PROCEDURAL CONFERENCE WITH THE ARBITRATOR, THE ARBITRATION SHALL BE CONDUCTED ON THE FOLLOWING SCHEDULE: (A) THE ARBITRATOR SHALL CONVENE A PROCEDURAL CONFERENCE WITHIN ONE WEEK OF HIS OR HER APPOINTMENT, AT WHICH ALL DATES FOR THE ARBITRATION WILL BE ESTABLISHED, (B) THE PARTIES EXPECT THAT ANY ARBITRATION UNDER THIS AGREEMENT CAN BE CONDUCTED WITHOUT DISCOVERY; AT MOST, THE ARBITRATOR MAY PERMIT, FOR GOOD CAUSE SHOWN, VERY NARROW AND TARGETED REQUESTS FOR DOCUMENTS IN NO EVENT TO EXCEED THE DISCOVERY LIMITATIONS UNDER THE IBA RULES ON THE TAKING OF EVIDENCE IN INTERNATIONAL COMMERCIAL ARBITRATION, TO BE ADDRESSED BY ONE PARTY TO THE OTHER, ON A SCHEDULE TO BE SET BY THE ARBITRATOR, (C) AT THE PROCEDURAL CONFERENCE, THE ARBITRATOR SHALL FIX A DATE FOR SIMULTANEOUS SUBMISSIONS BY THE PARTIES NOT LATER THAN 30 DAYS AFTER THE DATE OF THE PROCEDURAL CONFERENCE; SUCH SUBMISSIONS

SHALL SET FORTH THE CASE OF EACH PARTY IN THE FORM OF WRITTEN WITNESS STATEMENTS, DOCUMENTARY EVIDENCE, AND A BRIEF, (D) THE ARBITRATOR SHALL FIX A DATE FOR REPLY SUBMISSIONS BY EACH PARTY NOT LATER THAN 10 DAYS FOLLOWING THE PRINCIPAL SUBMISSIONS OF EACH PARTY, (E) THE ARBITRATOR SHALL SET A DATE FOR A HEARING OF ONE TO THREE DAYS TO PERMIT THE PARTIES TO CROSS EXAMINE WITNESSES WHOSE TESTIMONY IS PROFFERED BY ANOTHER PARTY AND TO HEAR ARGUMENT AND (F) THE ARBITRATOR SHALL ISSUE HIS OR HER AWARD WITHIN 30 DAYS OF THE HEARING. IN ANY EVENT, THE ARBITRATOR (A) SHALL PERMIT EACH SIDE NO MORE THAN TWO DEPOSITIONS (INCLUDING ANY DEPOSITIONS OF EXPERTS), WHICH DEPOSITIONS MAY NOT EXCEED FOUR HOURS EACH, ONE SET OF TEN INTERROGATORIES (INCLUSIVE OF SUB-PARTS) AND ONE SET OF FIVE DOCUMENT REQUESTS (INCLUSIVE OF SUB-PARTS), (B) SHALL NOT PERMIT ANY REQUESTS FOR ADMISSIONS, AND (C) SHALL LIMIT ANY HEARING TO, AT MOST, THREE DAYS. WITHOUT LIMITATION OF THE FOREGOING, IN THE INTEREST OF TIME, THE ARBITRATION MAY DISPENSE WITH ANY FORMAL RULES OF EVIDENCE AND ALLOW HEARSAY TESTIMONY SO AS TO LIMIT THE NUMBER OF WITNESSES REQUIRED AND ACCEPT EVIDENCE OF ASSET VALUES WITHOUT FORMAL APPRAISALS AND UPON SUCH INFORMATION PROVIDED BY THE PARTIES OR OTHER PERSONS. THE ARBITRATOR SHALL HAVE THE POWER IN THE AWARD TO ORDER EQUITABLE RELIEF, INCLUDING SPECIFIC PERFORMANCE. THE PARTIES AGREE THAT THE EXISTENCE OF ANY DISPUTE, ANY PROCEEDINGS TO RESOLVE SUCH DISPUTE, AND ALL SUBMISSIONS RECEIVED BY ANY PARTY FROM ANY OTHER PARTY IN CONNECTION WITH EITHER SHALL BE TREATED AS CONFIDENTIAL, AND SHALL NOT BE DISCLOSED TO ANY THIRD PARTY EXCEPT AS REQUIRED BY LAW, COMPELLED BY LEGAL PROCESS OR REQUIRED TO ENFORCE ANY AWARD OF THE ARBITRATOR.

10.3   Waiver of Right to Jury Trial. **THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).**

10.4   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Any party delivering an electronic signature agrees that such electronic signature is the legally binding equivalent to such party's handwritten signature and has the same validity and meaning as such party's handwritten signature. Such party further agrees that such party will not, at any time in the future, repudiate the meaning of such electronic signature or claim that such electronic signature is not legally binding. Such party further agrees that no certification authority or other third party verification is necessary to validate such electronic signature and that the lack of such certification or third party verification will not in any way affect the enforceability of such electronic signature or any resulting contract.

10.5 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

10.6 <u>Notices</u>. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or <u>Schedule A</u>, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement. If notice is given to the Company, a copy shall also be sent to Free Vector Law Group LLC, 14090 Fryelands Blvd Suite 230, Monroe, WA 98272, Attn: Bert Sugayan .

10.7 <u>Waivers and Amendments</u>. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Securities. Any amendment or waiver effected in accordance with this Section shall be binding upon the Investors and each transferee of the Securities (or the equity issuable upon conversion thereof), each future holder of all such securities, and the Company. Further, this Agreement may not be amended, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Founders hereunder in a manner disproportionate to any adverse effect such amendment or waiver would have on the rights of the Investors hereunder, without also the written consent of the Founders. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this <u>Section 10.7</u> shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

10.8 <u>Severability</u>. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

10.9   Additional Investors.   Notwithstanding anything to the contrary contained herein, if the Company issues additional Shares after the date hereof, any purchaser of such Shares may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder.   No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

10.10   Entire Agreement.   This Agreement and the agreements, instruments, exhibits and schedules referenced herein, contain the entire understanding of the parties with respect to the matters covered herein and therein.   Upon the effectiveness of this Agreement, any and all prior agreements between the Company and TA Group shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement and the agreements, instruments, exhibits and schedules referenced herein, and shall be of no further force or effect. Subject to the exceptions specifically set forth in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors, legal representatives and assigns of the parties to this Agreement.

10.11   Expenses.   Each party to this Agreement will bear its own expenses in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and other documents contemplated hereby.

10.12   Third Party Beneficiaries.   Except for Section 10.16 through 10.17 below, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

10.13   Further Assurances.   Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

10.14   No Strict Construction.   The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

10.15   Multiple Investment Acknowledgment.   The Company acknowledges that the Investors and several of their Affiliates and employees invest in, mentor and are otherwise involved with various other companies (*"Other Investments"*), many of which are either minority investments or otherwise not under the control of the Investors.   No Other Investment shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by the Investors or their Affiliates and employees in an entity competitive with the Company or (ii) actions taken by any Investor or their Affiliates and employees to assist any Other Investment.

10.16 <u>No Recourse Against Nonparty Affiliates</u>. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement ("*Contracting Parties*"). No Person who is not a Contracting Party, including without limitation any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing ("*Nonparty Affiliates*"), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

10.17 <u>Radical Investment's Counsel</u>. Each party hereto and their respective Affiliates acknowledge and agree that in-house counsel for Radical Investments LP ("*Radical's Counsel*") has acted as counsel for Radical Investments LP and its respective Affiliates for several years and that, in the event of any post-Closing disputes between the parties hereto, Radical Investments LP reasonably anticipates that Radical's Counsel will represent it in such matters. Accordingly, the parties hereto and their respective Affiliates expressly consent to Radical's Counsel's representation of Radical Investments LP in any post-Closing matter in which the interests of Radical Investments LP and any of any of the other parties hereto, are adverse, and consent to the disclosure by Radical's Counsel to any of Radical Investments LP, or its Affiliates of any information learned by Radical's Counsel in the course of its representation of Radical Investments LP, or its respective Affiliates, whether or not such information is subject to attorney client privilege or Radical's Counsel's duty of confidentiality. The parties hereto and their respective Affiliates further covenant and agree that each shall not assert any claim against Radical's Counsel in respect of legal services provided by Radical's Counsel in connection with this Agreement or the transactions contemplated hereby. All parties acknowledge that Radical's Counsel solely represents Radical Investments LP and is not acting as their attorney.

10.18 <u>Specific Enforcement of Agreement</u>. The parties to this Agreement acknowledge and agree that the parties hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that any party hereto shall be entitled to an injunction to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, in addition to any other damages or other remedies to which they would be entitled.

10.19 <u>Voluntary Nature</u>. Each party to this Agreement acknowledges that such party is voluntarily entering into this Agreement after being encouraged to seek the advice of legal counsel, and after either obtaining such advice or voluntarily choosing not to obtain such advice.

10.20 <u>Acknowledgment</u>. The Company acknowledges that the Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company.

10.21 <u>Termination</u>. Except as expressly provided herein, (a) the rights of a Founder or an Investor under this Agreement will terminate when such Founder or such Investor no longer holds any securities of the Company and (b) this Agreement shall terminate upon the earlier of the Company's initial public offering or the consummation of a Change in Control (as defined in the LLC Agreement).

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

COMPANY:

Combat Flip Flops, LLC
a Delaware limited liability company

By: _Matthew Griffin_
      D510FDF94F7D4BF...

Name: _____

Title: _____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

INVESTOR:

RADICAL INVESTMENTS LP,
a Delaware limited partnership

By: Radical Investments Management LLC,
a Delaware limited liability company,
its general partner

By: _____
Name: Robert Hart
Title: Executive Vice President
Secretary & General Counsel

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

INVESTOR:

TA Group Holdings, LLC,
a Washington limited liability company

DocuSigned by:
By: John Sercu
A9D802D5550348A...
Name: ______________________
Title: ______________________

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

FOUNDERS:

Address:

DocuSigned by:

Matthew Griffin

Mathew Griffin

DocuSigned by:

Donald Lee

Donald Lee

DocuSigned by:

Andrew Sewrey

Andy Sewrey

Schedule A

Name and Address

Radical Investments LP
c/o Radical Investments Management LLC
5424 Deloache Avenue
Dallas, Texas 75220
Attention: President
Fax: (214) 696-6310

With a copy to (which shall not constitute notice):

Robert S. Hart
5424 Deloache Avenue
Dallas, Texas 75220
Fax (214) 696-3380

TA Group Holdings, LLC
275 118th Ave SE
Suite 200
Bellevue, Washington 98027

Schedule B

Matthew Griffin
Andy Sewrey
Donald Lee